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                  SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20459

                         -------------------

                              FORM 11-K

        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

  (Mark One)

      X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    -----   EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended     June 30, 1999
                                          -------------
                                  OR


   -----    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

  For the transition period from           to
                                -----------   -------------

  Commission file number        33-48052
                          ---------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               DIMON INCORPORATED PERSONAL ACCOUNT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          DIMON Incorporated
                          512 Bridge Street
                       Danville, Virginia 24541



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                         REQUIRED INFORMATION





  The following financial statements are furnished for the plan:


                                INDEX
                                -----
                                                               Page
                                                               ----

  Signature                                                     3

  Report of Independent Auditors                                4

  Statement of Asset and Liability as of June 30, 1999
   and 1998                                                     5

  Statement of Changes in Plan Liability Accounts -
   Years Ended June 30, 1999 and 1998                           6


  Notes to Financial Statements                               7 - 9

  Exhibit 24                                                    10











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                              Signature
                              ---------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           DIMON INCORPORATED
                           Personal Account Plan




                               /s/  James A. Cooley
                           By ______________________________________
                           James A. Cooley
                           Senior Vice President - Chief Financial
                           Officer

  Date: September 23, 1999









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                    REPORT OF INDEPENDENT AUDITORS


  To the Plan Administrator
  DIMON Incorporated Personal Account Plan

  We have audited the accompanying statements of asset and liability of the DIMON Incorporated Personal Account Plan as of June 30, 1999 and 1998, and the related statements of changes in plan liability accounts for the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of DIMON Incorporated Personal Account Plan at June 30, 1999 and 1998, and the changes in plan liability accounts for the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.





  September 17, 1999
  Danville, Virginia










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                DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                   STATEMENT OF ASSET AND LIABILITY

                        June 30, 1999 and 1998

                        ----------------------

                                                       1999                 1998
                                                  ---------------     ---------------
  ASSET
  -----

    Receivable from DIMON Incorporated
     (Cost $2,616,789, 1999 and $3,809,264, 1998)    $2,616,789          $3,809,264
                                                     ==========          ==========



  LIABILITY
  ---------
     Plan liability accounts                         $2,616,789          $3,809,264
                                                     ==========          ==========




















  The accompanying notes are an integral part of these financial statements.




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              DIMON INCORPORATED PERSONAL ACCOUNT PLAN

           STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

                Years Ended June 30, 1999 and 1998

                      ----------------------



                                                       1999                 1998
                                                  ---------------     ---------------

  ADDITIONS
  ---------
  Beginning of year amount                           $3,809,264          $3,248,307

  Interest income                                       196,090             245,300

  Participant contributions                             846,026           2,501,148
                                                      ---------           ---------
                                                      4,851,380           5,994,755

  DEDUCTIONS
  ----------
  Participant withdrawals                             2,234,591           2,185,491
                                                      ---------           ---------


  Plan liability accounts at
    end of year                                      $2,616,789          $3,809,264
                                                     ==========          ==========



















  The accompanying notes are an integral part of these financial statements.


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               DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                    NOTES TO FINANCIAL STATEMENTS

                        ----------------------


  Note A - Significant Accounting Policies
  ----------------------------------------

  Basis of Accounting
  -------------------
  The accounting records of the Plan are maintained on the accrual basis.

  Valuation of Investment
  -----------------------
  The receivable from DIMON Incorporated is valued at fair value. Fair value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

  Estimates
  ---------
  The preparation of financial statements in conformity with generally accepted accounting principals requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  Note B - Description of the Plan
  --------------------------------
  The following description of the DIMON Incorporated Personal Account Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

  General
  -------
  The Plan is a voluntary employee plan through which any eligible participant can loan funds to DIMON Incorporated ("DIMON") for an indefinite period, in exchange for DIMON's obligation to pay the employee interest on such funds until the loan is repaid by DIMON on the employee's demand. The funds may be used by DIMON for any corporate purpose and will be classified as general obligations of DIMON with no special status. The funds are not held in trust and are subject to forfeiture should DIMON be unable to repay the loans.

  The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Funds deposited with DIMON are neither guaranteed nor insured by DIMON nor any federal or state agency.





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               DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                    NOTES TO FINANCIAL STATEMENTS

                        ----------------------


  Note B - Description of the Plan - Continued
  --------------------------------------------

  Participation
  -------------
  Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

  Participant Contributions
  -------------------------
  Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

  Investments
  -----------
  Upon receipt of the participants' contributions, amounts are invested with DIMON Incorporated as a general creditor with interest earned at announced rates. The announced rate was an average rate of 5.96% and 6.50% per annum for the years ended June 30, 1999 and 1998, respectively.

  Participants withdrawals
  ------------------------
  Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or his designee. Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

  Plan Liability Accounts
  -----------------------
  A plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each plan liability account represents an obligation of DIMON Incorporated.

  Vesting
  -------
  Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from DIMON Incorporated as to their respective balances of their contributions, net of withdrawals, with earned interest.












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               DIMON INCORPORATED PERSONAL ACCOUNT PLAN

                    NOTES TO FINANCIAL STATEMENTS

                        ----------------------



  Note B - Description of the Plan - Continued
  --------------------------------------------

  Plan Expenses
  -------------
  All expenses of administering the Plan are paid by DIMON Incorporated.

  Plan Termination
  ----------------
  The Plan may be modified or terminated at any time upon written notice to the participants. In the event the Plan terminates, the Administrator must distribute funds to satisfy all DIMON Incorporated obligations to the Plan.

  Note C - Plan Participants
  --------------------------
  The number of participants at June 30, 1999 and 1998, was 107 and 117, respectively.

  Note D - Income Tax Status
  --------------------------
  The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

  The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan. All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.



















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